==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   AVAYA INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   053499 10 9
                            ------------------------
                                 (CUSIP Number)
           ----------------------------------------------------------


                                 Stephen Distler
                         E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 WITH A COPY TO:
                                SCOTT A. ARENARE
                        E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600


                                 OCTOBER 2, 2000
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [__].


                               Page 1 of 16 Pages

 ==============================================================================

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 053499 10 9                                   Page 2 of 16 Pages

-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS EQUITY PARTNERS, L.P.
                    I.R.S. IDENTIFICATION NO. 13-3986317
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              -0-
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             26,752,849.83(1)
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 -0-
              ------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             26,752,849.83(1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         26,752,849.83(1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.7%(2)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------
(1) This number is an estimate. The actual number may be materially higher or lower. See Items 4 and 5. Assumes the full exercise and conversion of all securities into Common Stock pursuant to the terms and conditions of the Purchase Agreement described herein.
(2) Gives effect to the new issuance of shares of Common Stock upon the full exercise and conversion of all securities into Common Stock pursuant to the terms and conditions of the Preferred Stock and Warrant Purchase Agreement described herein.

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 053499 10 9                                   Page 3 of 16 Pages

-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS & CO.
                    I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              -0-
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             28,309,894(1)
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 -0-
              ------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             28,309,894(1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         28,309,894(1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.1%(2)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------
(1) This number is an estimate. The actual number may be materially higher or lower. See Items 4 and 5. Assumes the full exercise and conversion of all securities into Common Stock pursuant to the terms and conditions of the Purchase Agreement described herein.
(2) Gives effect to the new issuance of shares of Common Stock upon the full exercise and conversion of all securities into Common Stock pursuant to the terms and conditions of the Preferred Stock and Warrant Purchase Agreement described herein.

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 053499 10 9                                   Page 4 of 16 Pages

-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    E.M. WARBURG, PINCUS & CO., LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  |_|
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              -0-
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             28,309,894(1)
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 -0-
              ------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             28,309,894(1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         28,309,894(1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.1%(2)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------


--------------------
(1) This number is an estimate. The actual number may be materially higher or lower. See Items 4 or 5. Assumes the full exercise and conversion of all securities into Common Stock pursuant to the terms and conditions of the Purchase Agreement described herein.
(2) Gives effect to the new issuance of shares of Common Stock upon the full exercise and conversion of all securities into Common Stock pursuant to the terms and conditions of the Preferred Stock and Warrant Purchase Agreement described herein.

            This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Schedule 13D relates to the common shares, par value $0.01, of Avaya Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock which are beneficially held by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."


ITEM 1.     SECURITY AND ISSUER.
            -------------------

            This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 211 Mount Airy Road, Basking Ridge, New Jersey 07920.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

(a) This statement is filed by the Reporting Entities. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each of the Investors is WP. EMW manages each of the Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I, which is attached hereto as part of Exhibit 1 and incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each of the Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of each of the Investors, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of each of the Investors, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

(d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except for WPNEPI, WPNEPII, WPNEPIII, which are organized under the laws of The Netherlands and except as otherwise indicated on Schedule I, each of the individuals referred to in paragraph (a) above is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

            The total amount of funds required by the Investors to purchase the securities of the Company as described herein is $400,000,000, furnished from the working capital of the Investors.


ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

            The purchase by the Investors of the securities of the Company as described herein was effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Subject to the terms of the Standstill Provision (as described below) and depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or futher investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, and subject to the Standstill Provision, may decide at any time to increase or decrease the size of their investment in the Company.

            On August 8, 2000, the Investors entered into a Preferred Stock and Warrant Purchase Agreement with the Company (the "Purchase Agreement"), attached hereto as Exhibit 2, pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase (a) 4 million shares of the Company's Series B Convertible Participating Preferred Stock (the "Series B Stock"), (b) four-year warrants to purchase shares of Common Stock representing 2.0% of the Total Shares Outstanding (as defined below) (the "Series A Warrants") and (c) five-year warrants to purchase shares of Common Stock representing 1.6% of the Total Shares Outstanding. The material terms of these securities are described below.

SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

            DIVIDENDS.

            -  For so long as the Series B Stock is outstanding, holders of
             Series B Stock will receive dividends equally and ratably with the holders of Common Stock. Equal and ratable dividends are calculated on an as-converted basis.

            -  During the fourth and fifth years after October 2, 2000 (the
             "Issue Date"), the Company has the option to pay a quarterly cash dividend on each share of Series B Stock at an annual rate of 3.25%, compounded quarterly, of the liquidation preference of the Series B Stock.

            -  During the sixth through tenth years after the Issue Date, the
             Company has the option to pay a quarterly cash dividend on each share of Series B Stock at an annual rate of 6.5%, compounded quarterly, of the liquidation preference of the Series B Stock.

            -  After the tenth anniversary of the Issue Date, the Company will be required to pay a quarterly cash dividend on each share of Series B Stock at an annual rate of 12%, compounded quarterly, of the liquidation preference of the Series B Stock.

            LIQUIDATION PREFERENCE. The initial liquidation preference for each share of Series B Stock is $100. From the Issue Date until the tenth anniversary of that date, the liquidation preference for each share will increase at an annual rate of 6.5%, compounded quarterly. The increase in the liquidation preference for any quarter will be reduced by the amount of any cash dividends the Company pays on the Series B Stock, other than dividends paid on Common Stock in which the Series B Stock participates.

            Following a change-in-control of the Company during the first five years after the Issue Date, other than a change-in-control transaction that is a business combination involving solely the issuance of Common Stock, some or all of the liquidation preference of the Series B Stock that would otherwise accrete through the fifth anniversary of the Issue Date, will be accelerated, subject to the Company's ability to pay a portion of the accelerated accretion in cash in some instances.

            REDEMPTION. At any time after the fifth anniversary of the Issue Date, the Company can force the holders of shares of Series B Stock to convert their shares into Common Stock. If the Company gives a notice of mandatory conversion, the holders of Series B Stock have the right to require the Company to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to (a) the liquidation preference in effect on the redemption date, plus (b) except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B Stock up to but not including the redemption date.

            For 60 days following the occurrence of a change-in-control transaction, the holders of Series B Stock have the right to require the Company to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to (a) 101% of the liquidation value in effect on the redemption date, plus (b) except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B Stock up to but not including the redemption date.

            CONVERSION. Holders of Series B Stock may convert their shares into shares of Common Stock at any time. The number of shares of Common Stock into which each share of Series B Stock will be convertible is determined by dividing the amount of the liquidation preference at the time of the conversion of that share by the conversion price determined as described below.

            From and after the fifth anniversary of the Issue Date of the Series B Stock, the Company has the right to require the holders of Series B Stock, at the Company's option, to convert any or all of their shares into shares of Common Stock at the conversion price determined as described below.

            The initial conversion price is calculated as of 90 days after the Issue Date by dividing $7.6 billion by the number of fully diluted shares outstanding of Common Stock, calculated on a modified treasury stock basis. The number of fully diluted shares calculated on a modified treasury stock basis is equal to the sum of: (a) the number of shares of Common Stock outstanding immediately following the distribution of shares of Common Stock by Lucent Technologies Inc. ("Lucent") to Lucent's shareholders (the "Distribution"), which occurred on September 30, 2000; (b) all shares of Common Stock issuable upon exercise or conversion of all options and convertible securities issued and outstanding immediately following the Distribution that are held by employees, officers and directors of the Company and with respect to which the exercise price is less than or equal to the average trading price of the Common Stock over the last 20 trading days during the period ending on the 90th day after the Issue Date (the "Twenty Day Average Price"); and (c) all shares and restricted shares of Common Stock and all shares of Common Stock issuable upon exercise or conversion of all options and convertible securities issued, sold or granted following the Distribution (other than those referred to in clause (b) above) to employees, officers and directors of the Company and with respect to which the exercise price (or in the case of shares or restricted shares, the purchase price) is less than or equal to the Twenty Day Average Price (in the case of clauses (b) and (c), after giving effect to the deemed receipt by the Company of the aggregate exercise or conversion (or purchase) price of all such shares, options or convertible securities and the deemed application of such amount to acquire shares of Common Stock at the Twenty Day Average Price). The conversion price is subject to customary anti-dilution adjustments.

            VOTING RIGHTS. The holders of Series B Stock (a) will be entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of Common Stock, voting together with the holders of Common Stock as one class and (b) will be entitled to a number of votes equal to the number of votes to which the shares of Common Stock issuable upon conversion of shares of Series B Stock would have been entitled if such shares of Common Stock had been outstanding at the time of the applicable vote and related record date.

Generally the holders of Series B Stock will be entitled to vote as a single class with respect to (a) the amendment, alteration or repeal of any provision of the Company's certificate of incorporation which adversely affects the preferences, rights or powers of the Series B Stock; and (b) the authorization of any securities which would rank senior to the Series B Stock or parity securities in excess of $400 million.

WARRANTS

            The Series A and B Warrants have an exercise price equal to 130% of the initial conversion price for the Series B Stock. The Series A and B Warrants are exercisable for 3.6% of the Total Shares Outstanding. "Total Shares Outstanding" is calculated as of 90 days following the Issue Date and is equal to the sum, adjusted to reflect the expected dilution resulting from the issuance of shares of Common Stock upon exercise of the Series A and B Warrants, of: (a) the number of shares of Common Stock outstanding as of the Issue Date (the "Initial Outstanding Amount") and (b) the lesser of (i) 17.65% of the Initial Outstanding Amount and (ii) the sum of (A) all shares of Common Stock issuable upon exercise or conversion of all options and convertible securities granted, sold or issued to directors, officers or employees of the Company as of the Issue Date which at such date had an exercise or conversion price less than or equal to the Exercise Price (defined below) as of the Issue Date, whether such shares are vested or unvested and without regard to the relationship of exercise or conversion price thereof to the market price of the Common Stock and
(B) all shares and restricted shares of Common Stock and all shares of Common Stock issuable upon exercise or conversion of all options and convertible securities granted, sold or issued to directors, officers or employees of the Company after the Issue Date and on or prior to the 90th day following the Issue Date which had at the date of grant, sale or issuance and exercise price (or in the case of shares or restricted shares, a purchase price) less than or equal to the Exercise Price at such date of grant, sale or issuance, whether such shares are vested or unvested and without regard to the relationship of the exercise or conversion price thereof to the market price of the Common Stock. The exercise price for both the Series A and Series B Warrants is equal to 1.3 times the initial conversion price of the Series B Stock (the "Exercise Price").

            Of these warrants, Series A Warrants exercisable for 2.0% of such Total Shares Outstanding have a four-year term and Series B Warrants exercisable for 1.6% of such Total Shares Outstanding have a five-year term. During a period commencing on a date that the Company expects will be no later than June 30, 2001, until the second anniversary of the Issue Date, if the market price of the Common Stock exceeds 200%, in the case of the Series A Warrants, and 225%, in the case of the Series B Warrants, of the Exercise Price for 20 consecutive trading days, the Company can force the exercise of up to 50% of the Series A Warrants and the Series B Warrants, respectively. The warrants are exercisable immediately upon issuance and will have customary antidilution rights.

            The Purchase Agreement contains a number of other material provisions, which are summarized below.

            BOARD SEAT. The shares of Series B Stock will be entitled to vote, on an as-converted basis, with our Common Stock on any matters submitted to holders of the Common

Stock. The shares of Series B Stock also have limited rights to vote as a separate class. So long as the Investors and their permitted transferees maintain ownership of a combination of shares of Series B Stock and Common Stock that, in the aggregate, on an as-converted basis, represents at least 50% of the shares of Common Stock initially issuable on conversion of all the shares of Series B Stock purchased, they will be permitted to designate for election one individual to the Company's board of directors, and the Company's board of directors will use reasonable efforts to cause such person to be elected. While this ownership level is maintained, the Investors and their permitted transferees also will be permitted to designate one observer to attend meetings of the Company's board of directors.

            PREEMPTIVE RIGHTS. As long as the Investors and their permitted transferees maintain the minimum ownership interest necessary to designate a director for election to the Company's board of directors, they will be entitled to preemptive rights to purchase a percentage of any new shares of Common Stock and Common Stock equivalents sold by the Company for cash in capital-raising transactions.

            STANDSTILL PROVISION. The Investors, their controlled affiliates and any member of the Warburg Group (as defined below) are prohibited, for a period of five years beginning on August 8, 2000, from acquiring additional shares of Common Stock that, together with shares already owned by them, would exceed 9.9% of the then outstanding Common Stock. The number of shares owned by the Investors, their controlled affiliates and the members of the Warburg Group is equal to the sum of: (a) the number of shares of Common Stock beneficially owned by the Investors, their controlled affiliates and the members of the Warburg Group, excluding any shares issuable with respect to any then unexercised warrants; and (b) the number of shares of Common Stock issuable upon conversion of the shares of Series B Stock beneficially owned by the Investors, their controlled affiliates and the members of the Warburg Group, assuming the liquidation preference of such shares of Series B Stock had accreted until the fifth anniversary of the Issue Date.

            The Investors, their controlled affiliates and any member of the Warburg Group are prohibited, for a period of five years beginning on August 8, 2000, from taking certain actions that could result in a change-in-control of the Company. The "Warburg Group" is defined in the Purchase Agreement to mean, collectively, any investment fund that is an affiliate of WP.

            The Company has agreed to file a shelf registration statement for the registered sale of the Series B Stock, the Series A and B Warrants and the shares of Common Stock issuable in respect of the Series B Stock and the Series A and B Warrants.

            The foregoing summary of the investment transaction is qualified in its entirety by reference to the Purchase Agreement (including exhibits thereto), a copy of which is set forth as Exhibit 2 and is incorporated herein by reference.

            Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of their ownership of the Series B Stock and the Series A and B Warrants (the "Securities"), which are convertible into or exercisable for shares of Common Stock. As of October 2, 2000, the Reporting Entities estimate that WP and EMW each beneficially owned 28,309,894 shares of Common Stock, assuming the full conversion and exercise of the Securities. Also as of this date, the Reporting Entities estimate that WPEP beneficially owned 26,752,849.83 shares of Common Stock, assuming the full conversion and exercise of the Securities. Of the shares beneficially owned by WP and EMW, the Reporting Entities estimate that 1,557,044.17 shares represent the aggregate shares of Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to beneficially own all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming the full conversion and exercise of the Securities into Common Stock, as of October 2, 2000, the estimated 28,309,894 shares of Common Stock beneficially held by the Group Members represented approximately 9.1% of the outstanding shares of Common Stock, after giving effect to the new issuance of shares of Common Stock upon the full exercise and conversion of the Securities into Common Stock and based on the 282,027,939 shares of Common Stock outstanding as of October 2, 2000 (as set forth on the Form 4 filed by Lucent Technologies Inc. on October 10,
     2000).

     Assuming the full conversion and exercise of the Securities into Common Stock, as of October 2, 2000, the estimated 26,752,849.83 shares of Common Stock beneficially held by WPEP represented approximately 8.7% of the outstanding shares of Common Stock, after giving effect to the new issuance of shares of Common Stock upon the full exercise and conversion of the Securities into Common Stock.

     Assuming the full conversion and exercise of the Securities into Common Stock, as of October 2, 2000, the estimated 1,557,044.17 shares of Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII represented 5.5% of the aggregate shares of Common Stock beneficially held by the Group Members.

     The numbers used in this Item 5(a) and Item 5(b) are estimates. The actual numbers may be materially higher or lower than the estimated numbers. The actual numbers will be determined as of 90 days following October 2, 2000, based on the conversion and exercise formulas summarized in Item 4 herein. The Company, in the section "Ownership of Our Common Stock" in its Information Statement (filed as Exhibit 99.1 to its Registration Statement on Form 10 (File No. 1-15951)), estimated that the Securities owned by the Investors would be initially convertible into and exercisable for 28,309,894 shares of Common Stock, using an assumed conversion ratio. Of the 28,309,894 shares of Common Stock, the Company, in Note (B) in the section "Unaudited Pro Forma Condensed Financial Statements" in its Information Statement, estimated that approximately 17 million shares are represented by the shares of Series B Stock beneficially held by the Investors, using an assumed conversion ratio.

(b) The Investors have beneficial ownership over an estimated 28,309,894 shares of Common Stock, of which WPEP has beneficial ownership over an estimated 26,752,849.83 shares of Common Stock and WPNEPI, WPNEPII and WPNEPIII have beneficial ownership over an estimated 1,557,044.17 shares of Common Stock. Of the 28,309,894 shares of Common Stock beneficially held by the Investors, approximately 17 million shares are represented by the shares of Series B Stock beneficially held by the Investors, which even if not converted into Common Stock would in the aggregate be entitled to voting power equivalent to approximately 17 million shares of Common Stock. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with EMW and WP.

(c) Except for the Securities acquired pursuant to the Purchase Agreement and the 19,512 shares of Common Stock beneficially held by Henry B. Schacht, the Chairman of the Board of the Company (as reported on the Form 3 filed by Mr. Schacht on October 10, 2000), during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement on October 12, 2000 with respect to the joint filing of this statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as
Exhibit 1 and incorporated herein by reference.

            The Preferred Stock and Warrant Purchase Agreement among the Company and the Investors was entered into on August 8, 2000 and is described herein in
Item 4, supra.

            Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

            By virtue of the relationships among the Group Members as described in Item 2, the Group Members may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

            1. Joint Filing Agreement, dated as of October 12, 2000, by and among Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.; E.M. Warburg Pincus & Co., LLC; Warburg, Pincus Netherlands Equity Partners I, C.V.; Warburg, Pincus Netherlands Equity Partners II, C.V.; and Warburg, Pincus Netherlands Equity Partners III, C.V.

            2. Preferred Stock and Warrant Purchase Agreement (including exhibits thereto), dated as of August 8, 2000, by and among Avaya Inc. and the Investors (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form 10 of Avaya Inc., as amended (File No. 1-15951) filed on August 9, 2000).

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:  October 12, 2000



                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By: Warburg, Pincus & Co.,
                                     General Partner

                                       By:/s/ Stephen Distler
                                          -----------------------------------
                                          Name:   Stephen Distler
                                          Title:  Partner


                              WARBURG, PINCUS & CO.

                              By: /s/ Stephen Distler
                                  -------------------------------------------
                                  Name:   Stephen Distler
                                  Title:  Partner


                              E.M. WARBURG, PINCUS & CO., LLC

                              By: /s/ Stephen Distler
                                  -------------------------------------------
                                  Name:   Stephen Distler
                                  Title:  Member


                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I,
                              C.V.

                              By: Warburg, Pincus & Co.,
                                     General Partner

                                       By:/s/ Stephen Distler
                                          -----------------------------------
                                          Name:   Stephen Distler
                                          Title:  Partner

                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II,
                              C.V.


                              By: Warburg, Pincus & Co.,
                                     General Partner

                                       By:/s/ Stephen Distler
                                          -----------------------------------
                                          Name:   Stephen Distler
                                          Title:  Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS
                              III, C.V.


                              By: Warburg, Pincus & Co.,
                                     General Partner

                                       By:/s/ Stephen Distler
                                          -----------------------------------
                                          Name:   Stephen Distler
                                          Title:  Partner

                                INDEX OF EXHIBITS

            1. Joint Filing Agreement, dated as of October 12, 2000, by and among Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.; E.M. Warburg Pincus & Co., LLC; Warburg, Pincus Netherlands Equity Partners I, C.V.; Warburg, Pincus Netherlands Equity Partners II, C.V.; and Warburg, Pincus Netherlands Equity Partners III, C.V.

            2. Preferred Stock and Warrant Purchase Agreement (including exhibits thereto), dated as of August 8, 2000, among Avaya Inc. and the Investors (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form 10 of Avaya Inc., as amended (File No. 1-15951) filed on August 9, 2000).